Exhibit 99.2

Annual general meeting of TELUS Corporation

Notice and access notification to shareholders

Meeting date and location Date: May 9, 2025 Time: 8:30 a.m. (PT) Place: Virtual-only meeting via live audio webcast online at telus.com/agm or at https://meetings.lumiconnect.com/400-264-309-451

Why am I receiving this notice?
As permitted by Canadian securities regulators, TELUS Corporation (the Company) is providing you with access to our 2025 information circular (Information Circular) for the annual general meeting (Meeting) as well as the 2024 annual report (together, the Meeting Materials) electronically, instead of mailing out paper copies. This notice provides you with information on how to access and view the Meeting Materials online and/or request paper copies. Accompanying this notice is the proxy or voting instruction form that you will need to vote.

Where can I access the Meeting Materials online?
The Meeting Materials can be viewed online at www.SEDARPLUS.ca as of April 4, 2025 or at http://www.envisionreports.com/telus2025 until April 4, 2026.

How can I obtain a paper copy of the Meeting Materials?

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials, free of charge, by either calling the phone number or accessing the website below and entering the control number on your proxy or voting instruction form:

Phone (toll-free): 1-866-962-0498

Phone (direct): 514-982-8716 (for shareholders outside of Canada and the United States)

Website: http://www.envisionreports.com/telus2025

If you make a request for paper copies before the date of the Meeting, the Meeting Materials will be sent to you within three business days of receiving your request. Therefore, to receive the Meeting Materials prior to the Proxy Deadline (described below) for the Meeting, you should make your request before 5:00 p.m. (ET) on April 23, 2025. To receive the Meeting Materials prior to the Meeting, you should make your request before 5:00 p.m. (ET) on April 25, 2025.

On or after the date of Meeting, you can request a paper copy of the Meeting Materials, free of charge, by calling toll-free at 1-800-667-4871 (or 604-643-4113 for shareholders outside of North America) and a paper copy will be sent to you within 10 calendar days after receiving your request.

Requests for paper copies of the Meeting Materials can be made until April 4, 2026

Please view the Information Circular prior to voting

What matters are being received or voted on at the Meeting?
The following items are being received or voted on. All shareholders are reminded to review the Information Circular before voting.
Business of the Meeting	Refer to the Information Circular
Financial statements - Receive the Company's 2024 audited Consolidated financial statements together with the report of the auditors on those statements	See "1. Report of management and consolidated financial statements"
Election of directors - Elect directors of the Company for the ensuing year	See "2. Election of directors"
Appointment of auditors - Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration	See "3. Appointment of auditors"
Say on pay – Approve an advisory resolution on the Company’s approach to executive compensation	See "4. Approval of executive compensation approach – Advisory vote on say on pay"
Shareholder Rights Plan – Reconfirm the Company’s Shareholder Rights Plan	See "5. Reconfirmation of Shareholder rights plan"

How do I vote my shares?
If you cannot attend the Meeting, you may vote in any of the following ways. You will need your control number contained in the accompanying proxy or voting instruction form in order to vote.

Voting method
Internet voting	Go to www.investorvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting information form
Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the envelope provided

To be valid, proxy or voting instruction forms must be received by TELUS, c/o Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (ET) on May 7, 2025 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (the Proxy Deadline). TELUS reserves the right to accept late proxies and to waive the Proxy Deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

Who can I contact if I have questions about notice and access?
Shareholders with questions about notice and access can call toll-free at 1-866-964-0492 or 514-982-8714 for holders outside of Canada and the United States.

Please view the Information Circular prior to voting